February 13, 2023

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Industrial Applications and Services

100 F Street, NE

Washington, D.C. 20549

Attention:	Margaret Schwartz

Laura Crotty

Tracie Mariner

Al Pavot

Re:	Nava Health MD, LLC

Amendment No. 3 to Registration Statement on Form S-1

Filed February 7, 2023

File No. 333-268022

Dear Ms. Schwartz:

On behalf of Nava Health MD, LLC, a Delaware limited liability company (the “Company”), we are responding to the comments from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated February 9, 2023 (the “Comment Letter”), regarding the abovementioned Amendment No. 3 to Registration Statement on Form S-1 (File No. 333-268022) filed by the Company on February 7, 2023 (the “Amendment”). In response to the comments set forth in the Comment Letter, the Company has updated the Amendment and is concurrently submitting the updated Amendment with this response letter. The updated Amendment also contains certain additional updates and revisions.

Set forth below are the Company’s responses to the Staff’s comments. For convenience, the Staff’s comments are restated below in bold text, with each comment followed by the Company’s response. We have included page numbers to refer to the location in the Amendment, filed on the date hereof, where the revised language addressing a particular comment appears. Capitalized terms used, but not defined, in this letter have the meanings ascribed to such terms in the Amendment.

Nava Health MD, LLC

February 13, 2023

Amendment No. 3 to Registration Statement on Form S-1, Filed February 7, 2023

Exhibits

1.	We note the opinion filed as Exhibit 5.1 says "the Secondary Shares will be validly issued fully paid and non-assessable when (i) the Registration Statement, as finally amended, shall have been declared effective under the Securities Act and (ii) the Company’s Board or a duly authorized committee thereof shall have duly adopted final resolutions regarding the registration of the Secondary Shares." Since the shares of common stock in the secondary offering will have already been issued, please have counsel provide an opinion that the shares of common stock in the secondary offering are validly issued, fully paid, and nonassessable and remove conditions (i) and (ii). Finally, please revise to state the number of secondary shares covered by the opinion. Refer to Staff Legal Bulletin No. 19 for guidance.

Response: In response to the Staff’s comment, the Company has submitted a new opinion filed as Exhibit 5.1.

If you have any questions or require additional information, please contact the Company’s counsel, Rachel M. Jones at (410) 528-4652 or at rmjones@venable.com or Eric R. Smith at (410) 528-2355 or at ersmith@venable.com, of Venable LLP.

Sincerely,

By:	/s/ Eric Smith

cc:	Bernaldo Dancel, Nava Health MD, LLC
Chien-Chien Jacques, Nava Health MD, LLC
Rachel Jones, Esq., Venable LLP